Exhibit 1

AUDIOCODES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
September 29, 2005

To Our Shareholders:

        Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd. (the “Company”), will be held on Thursday, September 29, 2005 at 11:00 a.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City Lod 70151, Israel, for the following purposes: (1) To elect Joseph Tenne as a Class II director to serve until the 2008 Annual General Meeting of Shareholders, or until his successor is elected; (2) To elect Dr. Eyal Kishon as an outside director for a period of three years; (3) To ratify the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2005 and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; (4) To approve certain terms of compensation of non-employee directors of the Company; (5) To approve an amendment to the Articles of Association of the Company regarding insurance, indemnification and exculpation; (6) Subject to approval of such amendment of the Articles of Association, to approve corresponding amendments to the indemnification agreements with each of the Company’s directors; and (7) To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2004.

        Required Approval
        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of proposals (1) through (6) above. In addition, the approval of proposal (2) requires that the shareholder approval include at least one-third of the shareholders other than the Company’s controlling shareholders, if any, who are present, in person or by proxy, and voting at the Meeting or, alternatively, the total shareholdings of the shareholders who vote against this proposal must not represent more than one percent of the voting rights in the Company. Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will be disregarded and will have no effect on whether the requisite vote is obtained.

        Shareholders Entitled to Vote
        Shareholders of record at the close of business on August 29, 2005 will be entitled to vote at the Meeting. Also, shareholders who hold Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Meeting.

        Quorum
        At least two shareholders who attend the Meeting in person or by proxy will constitute a quorum at the Meeting, provided that they hold shares conferring in the aggregate more than 50% of the voting power of the Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place. The Chairman of the Meeting may, however, adjourn the Meeting to a different day, time or place, with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. At an adjourned Meeting, any two shareholders who attend the Meeting in person or by proxy will constitute a quorum.

        Proxy Statement and Form of Proxy
        A proxy statement containing more detailed information regarding the matters to be considered at the Meeting will be mailed to shareholders on or about September 2, 2005. Copies of the proxy statement will be available for inspection at the principal offices of the Company at the address that appears above, from Sunday through Thursday, by prior arrangement to be made by telephoning the Company at +972-3-976-4000.

                                                                                                                         AudioCodes Ltd.